Exhibit (b)(1)

Execution Version

STRICTLY CONFIDENTIAL

Pharmakon Advisors, L.P.

110 East 59th Street, 33rd Floor

New York, NY 10022

February 14, 2022

Collegium Pharmaceutical, Inc.

100 Technology Center Drive, Suite 300

Stoughton, MA 02072

Attention: Colleen Tupper

$650 Million Senior Secured Term Loan Facility
Commitment Letter

Ladies and Gentlemen:

Collegium Pharmaceutical, Inc., a Virginia corporation (the “Borrower”, the “Company” or “you”), has advised Pharmakon Advisors, L.P. (“Pharmakon” or “us” or “we”) that the Company, intends to acquire (the “Acquisition”) all of the equity interests in BioDelivery Sciences International, Inc. (the “Acquired Business”) pursuant to the Agreement and Plan of Merger by and among you, Bristol Acquisition Company Inc., a Delaware corporation and a wholly owned Subsidiary of you (“Purchaser”), and the Acquired Business (including the schedules, exhibits and disclosure letters thereto, collectively, the “Acquisition Agreement”) and to consummate the other Transactions (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”)). The “Closing Date” shall be the date of the consummation of the Acquisition.

1.	Commitments.

In connection with the foregoing, the Company hereby requests Pharmakon to be its exclusive debt financing provider for the Acquisition and the other Transactions (or any portion thereof), and we are pleased to hereby advise you of our commitment to provide, on such exclusive basis through investment funds managed by Pharmakon (each, a “Lender” and, together, the “Lenders”), 100% of the aggregate principal amount of the Term Loan Facility, upon the terms set forth in this commitment letter (including the Term Sheet and other attachments hereto, this “Commitment Letter”) and subject only to the conditions described in clauses (a) – (c) of Section 4 of this Commitment Letter.

2.	Information.

You hereby represent and covenant (with respect to any Information (as defined below) relating to the Acquired Business prior to the Closing Date, to the best of your knowledge) that (a) all written information with respect to you, the Acquired Business and your and its respective subsidiaries, other than the projections, estimates, forecasts, forward looking information and information of a general economic or industry nature (the “Information”) that has been or will be made available to the Lenders by you or on your behalf by any of your representatives, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (b) the projections, estimates, forecasts and other forward looking information that have been or will be made available to the Lenders by you or on your behalf by any of your representatives have been or will be prepared in good faith based upon assumptions that are believed by you to be reasonable at the time made available to the Lenders, it being recognized by the Lenders that such projections, estimates, forecasts and other forward looking information are not to be viewed as facts or as a guarantee of performance or achievement of any particular results, that the projections, estimates, forecasts and other forward looking information are subject to significant uncertainties and contingencies many of which are beyond your control, that actual results during the period or periods covered by any such projections, estimates, forecasts and other forward looking information may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized. You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information or any projections were being furnished, and such representations were being made, at such time, then you will promptly supplement or, with respect to any Information relating to the Acquired Business or projections based upon Information relating to the Acquired Business, use your commercially reasonable efforts (to the extent not in contravention of the Acquisition Agreement) to cause to be supplemented, the Information and any projections so that such representations will be correct (with respect to any Information relating to the Acquired Business, to your knowledge) in all material respects under those circumstances, it being understood in each case that such supplementation shall cure any breach of such representations. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee and Exclusivity Letter, none of the making of the foregoing representations, any supplements thereto, or the accuracy of any such representations and warranties, whether or not cured, shall constitute a condition precedent to the availability of the commitments or the obligations of Pharmakon hereunder or the initial funding of the Term Loan Facility on the Closing Date.

3.	Fees.

As consideration for the Lenders’ commitments hereunder, you agree to pay to the Lenders the fees set forth in this Commitment Letter and the Fee and Exclusivity Letter dated the date hereof and delivered herewith with respect to the Term Loan Facility (the “Fee and Exclusivity Letter”).

4.	Conditions Precedent.

Each of the Lenders’ commitments to the initial funding of the Term Loan Facility on the Closing Date hereunder are subject only to (a) the conditions set forth in paragraph no. 3 in Exhibit B to this Commitment Letter, (b) since the date of the Acquisition Agreement, there shall not have been any Material Adverse Effect (as defined in the Acquisition Agreement) and (c) the other conditions set forth in Exhibit B hereto; it being understood that there are no conditions (implied or otherwise) to the commitments hereunder or the initial funding of the Term Loan Facility on the Closing Date (including compliance with the terms of this Commitment Letter, the Fee and Exclusivity Letter and the Term Loan Documentation) other than the conditions set forth in clauses (a) – (c) above (and upon satisfaction or waiver by the Lenders of such conditions, the initial funding of the Term Loan Facility on the Closing Date shall occur). Notwithstanding anything in this Commitment Letter (including each of the exhibits hereto), the Fee and Exclusivity Letter or the Term Loan Documentation or any other agreement or undertaking related to the Term Loan Facility to the contrary, (i) the only representations relating to the Borrower, the Acquired Business and their respective subsidiaries and businesses the accuracy of which shall be a condition to availability of the Term Loan Facility on the Closing Date shall be (A) such of the representations made by the Acquired Business in the Acquisition Agreement that are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Acquisition Agreement or decline to consummate the Acquisition as a result of a breach of such representations in the Acquisition Agreement (after giving effect to any applicable notice and cure provisions) (the “Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Term Loan Documentation shall be in a form such that they do not impair availability of the Term Loan Facility on the Closing Date if the applicable conditions set forth in clauses (a) – (c) of this Section 4 are satisfied (or waived by the Lenders); provided that, to the extent any Collateral (including the perfection of any lien thereon or security interest therein) is not or cannot be provided on the Closing Date (other than the perfection of Collateral with respect to which a security interest may be perfected by means of (x) filing a Uniform Commercial Code financing statement in the applicable central filing office, (y) delivery of certificated securities (or, in the case of uncertificated securities, an uncertificated securities control agreement) (with respect to subsidiaries of the Acquired Business, to the extent such certificates are received from the Sellers on or prior to the Closing Date), or (z) filing a notice with the United States Patent and Trademark Office or the United States Copyright Office), after your use of commercially reasonable efforts to do so, the perfection of such liens and security interests in such Collateral shall not constitute a condition precedent to the availability of the initial funding of the Term Loan Facility on the Closing Date, but you shall be required to be provide (or, in the case of items requiring the consent or agreement of third parties, to use your commercially reasonable efforts to provide) such items within thirty days (or such longer period as the Agent may agree) after the Closing Date pursuant to arrangements to be mutually agreed. For purposes hereof, “Specified Representations” means the representations and warranties relating as to due organization, corporate power and authority, the due authorization, execution, delivery and enforceability of the Term Loan Documentation, the Term Loan Documentation not conflicting with charter documents, solvency (with solvency to be defined in a manner consistent with the form of Solvency Certificate attached as Exhibit C hereto), Federal Reserve margin regulations, Investment Company Act, PATRIOT Act and use of proceeds not violating OFAC, FCPA and other anti-terrorism, anti-money laundering, anti-corruption and sanctions laws. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions.”

Each of the parties hereto agrees that each of this Commitment Letter and the Fee and Exclusivity Letter, if accepted by you by your execution and delivery hereof and thereof, is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Term Loan Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder are subject solely to the conditions set forth in clauses (a) – (c) in the first paragraph of this Section 4; provided, that nothing contained in this Commitment Letter or the Fee and Exclusivity Letter obligates you or any of your affiliates to consummate the Transactions; provided, however, that you hereby agree that we are the exclusive debt financing provider to the Borrower for the Acquisition and that the Borrower will draw upon all of the Term Loan Facility in the event the Borrower or any of its subsidiaries proceeds with and consummates the Acquisition.

5.	Indemnification; Expenses.

You agree (a) to indemnify and hold harmless Pharmakon and each of its affiliates and officers, directors, employees, agents, advisors, representatives, controlling persons, members and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and reasonable and documented legal or other out-of-pocket expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee and Exclusivity Letter, the Transactions or the Term Loan Facility or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by you, the Acquired Business or any of your or its respective affiliates, equity holders or creditors), and to reimburse each such Indemnified Person upon demand (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing or entering into or enforcing the Commitment Letter or the Fee and Exclusivity Letter; provided that (i) the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent (A) they are found in a final, non- appealable judgment of a court of competent jurisdiction to have resulted from (X) the willful misconduct, bad faith or gross negligence of such Indemnified Person or such Indemnified Person’s officers, directors, employees, agents, advisors, representatives, controlling persons or successors or assigns (any such person, a “Related Person”) or (Y) a material breach by such Indemnified Person or any of its Related Persons of its obligations under this Commitment Letter or (B) arising from or in connection with disputes solely among or between Indemnified Persons (other than actions against the Agent in such capacity in connection with the Term Loan Facility) to the extent not relating to any acts or omissions by you, the Acquired Business or any of your or its respective affiliates or your or its Related Persons or (C) any settlement entered into by such Indemnified Person (or any of such Indemnified Person’s Related Persons) without your written consent (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that the foregoing indemnity will apply to any such settlement in the event that you were offered the ability to assume the defense of the action that was the subject matter of such settlement and elected not to assume such defense or if there is a final judgment against an Indemnified Person in such action and (ii) your obligation to reimburse the Indemnified Persons for legal fees and expenses shall be limited to the fees, charges and disbursements of one counsel to all Indemnified Persons (and, if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) and, solely in the case of an actual or reasonably perceived conflict of interest of which you are notified in writing, of one additional counsel (and if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) to the affected Indemnified Persons and (b) to reimburse Pharmakon for all reasonable and documented out-of-pocket fees, and disbursements and other charges of outside counsel (limited to one counsel and, if reasonably necessary, one regulatory counsel and one local counsel in any relevant jurisdiction) incurred in connection with the Term Loan Facility and the preparation and negotiation of this Commitment Letter, the Fee and Exclusivity Letter, the Term Loan Documentation and any ancillary documents in connection therewith.

You agree that, notwithstanding any other provision of this Commitment Letter, Pharmakon and each of its affiliates and officers, directors, employees, agents, advisors, representatives, controlling persons, members and successors and assigns shall have no liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors or any other person arising out of, related to or in connection with any aspect of the Transactions, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from Pharmakon’s gross negligence or willful misconduct. You will not be responsible to us or any other person or entity for any special, indirect, consequential or punitive damages which may be alleged as a result of this Commitment Letter, the Fee and Exclusivity Letter or the Transactions; provided, that your indemnity and reimbursement obligations under this Section 5 shall not be limited by this sentence.

6.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

You acknowledge that Pharmakon and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. Consistent with our policy to hold in confidence the affairs of our customers, we will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to other companies. You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us or any of our respective affiliates from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and Pharmakon is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether Pharmakon has advised or is advising you on other matters, (b) Pharmakon, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of Pharmakon, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that Pharmakon is engaged in a broad range of transactions that may involve interests that differ from your interests and that Pharmakon has no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and (e) you waive, to the fullest extent permitted by law, any claims you may have against Pharmakon for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the transactions contemplated by this Commitment Letter and agree that Pharmakon shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting such a fiduciary duty claim on behalf of or in right of you, including your equity holders, employees or creditors. Additionally, you acknowledge and agree that Pharmakon is not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction (including, without limitation, with respect to any consents needed in connection with the transactions contemplated hereby). You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby (including, without limitation, with respect to any consents needed in connection therewith), and Pharmakon shall not have any responsibility or liability to you with respect thereto. Any review by Pharmakon of you, the Acquired Business, the Transactions, the other transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of Pharmakon and shall not be on behalf of you or any of your affiliates.

You further acknowledge that Pharmakon and/or its affiliates is a specialist investor in debt from the life sciences industry. In the ordinary course of business, Pharmakon may make investments in counterparties in the life sciences industry, including the acquisition, holding or selling, for its own accounts and the accounts of its investors, of investments in debt assets secured by royalties or other cash flows derived from the sales of approved life sciences products, other debt assets, equity and other securities and financial instruments (including loans and other obligations) of you, the Acquired Business and other companies with which you or the Acquired Business may have commercial or other relationships. With respect to any securities and/or financial instruments so held by Pharmakon, its affiliates or any of their respective investors, all rights in respect of any such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

7.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter shall not be assignable by you without our prior written consent (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons).

Each of the Lenders may assign its commitments hereunder with your prior consent (not to be unreasonably withheld or delayed) to one or more prospective lenders; provided that such Lender shall not be released from the portion of its commitment hereunder so assigned prior to the funding of the Term Loan Facility. Any and all obligations of us hereunder (including, without limitation, the Lenders’ commitments) may be performed and any and all of our rights hereunder may be exercised by or through any of our respective affiliates and, in connection with such performance or exercise and subject to the restrictions set forth in Section 10 below, we may exchange with such affiliates information concerning you and your affiliates that may be the subject of the transactions contemplated hereby and, to the extent so employed, such affiliates shall be entitled to the benefits afforded to us, and subject to the terms and obligations applicable to us, hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed and executed by the parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. Any signature to this Commitment Letter may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Commitment Letter. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. Notwithstanding anything in Section 10 to the contrary, Pharmakon may, subject to your review and consent (such consent not to be unreasonably withheld or delayed) and subject to the obligations of the Borrower or its affiliates pursuant to the Acquisition Agreement, make disclosures, after the closing of the Transactions, in the form of a press release or otherwise describing the names of you and your affiliates (or any of them), and the amount, type and closing date of such Transactions. This Commitment Letter and the Fee and Exclusivity Letter supersede all prior understandings, whether written or oral, between us with respect to the Term Loan Facility. THIS COMMITMENT LETTER AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (A) THE INTERPRETATION OF THE DEFINITION OF MATERIAL ADVERSE EFFECT (AND WHETHER OR NOT A MATERIAL ADVERSE EFFECT HAS OCCURRED OR WOULD REASONABLY BE EXPECTED TO OCCUR), (B) THE DETERMINATION OF THE ACCURACY OF ANY ACQUISITION AGREEMENT REPRESENTATIONS AND WHETHER AS A RESULT OF ANY INACCURACY OF ANY ACQUISITION AGREEMENT REPRESENTATION YOU (OR YOUR AFFILIATES) HAVE THE RIGHT TO TERMINATE YOUR (OR YOUR AFFILIATES’) OBLIGATIONS UNDER THE ACQUISITION AGREEMENT OR TO DECLINE TO CONSUMMATE THE ACQUISITION AND (C) THE DETERMINATION OF WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE ACQUISITION AGREEMENT SHALL, IN EACH CASE, BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

8.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America, in each case, sitting in the Borough of Manhattan in New York City, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee and Exclusivity Letter or the transactions contemplated hereby or thereby, and agrees that all claims in respect of any such suit, action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court; provided that suit for the recognition or enforcement of any judgment obtained in any such New York State or Federal court may be brought in any other court of competent jurisdiction, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee and Exclusivity Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

9.	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE AND EXCLUSIVITY LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

10.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee and Exclusivity Letter nor any of their respective terms or substance, nor the activities of Pharmakon pursuant hereto, shall be disclosed, directly or indirectly, to any other person without the prior written approval of Pharmakon (such approval not to be unreasonably withheld or delayed) except (a) to your affiliates’ officers, directors, employees, attorneys, accountants and advisors, in each case, on a confidential and need-to-know basis or (b) in any legal, judicial or administrative proceeding or as otherwise required by applicable law or compulsory legal process or as requested by a governmental or regulatory authority or by any applicable stock exchange (in which case you agree to inform us promptly thereof prior to such disclosure, to the extent reasonably practicable and permitted by law, and if you are unable to notify us prior to such disclosure, to inform us promptly thereafter); provided that you may disclose (i) this Commitment Letter and the contents hereof (1) in any public or regulatory filing or in any prospectus or offering document relating to the Transactions or any financing undertaken by you or your affiliates after the date hereof, to the extent customary or required, and (2) in connection with the exercise of remedies hereunder or in any suit, action or proceeding relating to this Commitment Letter, the Fee and Exclusivity Letter or the transactions contemplated hereby or thereby or enforcement hereof and thereof, (ii) the aggregate amounts contained in the Fee and Exclusivity Letter as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for any securities to be issued by you or any of your affiliates or to the extent customary or required in any public or regulatory filing relating to the Transactions and (iii) this Commitment Letter and a version of the Fee and Exclusivity Letter that has been redacted in a manner reasonably satisfactory to the Agent, to the Acquired Business and its officers, directors, employees, attorneys, accountants and advisors, in each case, on a confidential and need-to-know basis; provided that the foregoing restrictions shall cease to apply to the extent such information becomes publicly available other than by reason of disclosure in violation of this paragraph. The provisions of this paragraph shall automatically terminate two years following the date of this Commitment Letter.

Pharmakon hereby agrees to treat as confidential all confidential information provided to it by or on behalf of you hereunder; provided that nothing herein shall prevent Pharmakon from disclosing such information (a) to its affiliates and its and its affiliates’ respective officers, directors, employees, attorneys, accountants and advisors (collectively, the “Representatives”) on a confidential and need-to-know basis and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential (with Pharmakon responsible for its Representatives compliance with this paragraph), (b) to the Agent or any Lender, (c) in any legal, judicial or administrative proceeding or as otherwise required by applicable law or compulsory legal process or as requested by a governmental or regulatory authority (in which case Pharmakon agrees to inform you promptly thereof prior to such disclosure, to the extent reasonably practicable and permitted by law, and if Pharmakon is unable to notify you prior to such disclosure, to inform you promptly thereafter to the extent reasonably practicable and permitted by law), (d) as requested by any state, federal or foreign authority or examiner regulating banks and banking, (e) in connection with the exercise of remedies hereunder or in any suit, action or proceeding relating to this Commitment Letter, the Fee and Exclusivity Letter or the transactions contemplated hereby or thereby or enforcement hereof and thereof, (f) to actual or potential assignees, participants or derivative investors in the Term Loan Facility who agree to be bound by the terms of this paragraph or substantially similar confidentiality provisions, (g) to the extent permitted by Section 7; (h) for purposes of establishing a “due diligence” defense, or (i) to the extent you consent to such disclosure; provided that the foregoing restrictions shall cease to apply to the extent such information becomes publicly available other than by reason of disclosure in violation of this paragraph. The provisions of this paragraph shall automatically terminate upon the execution and delivery of the Term Loan Documentation or, in any event, two years following the date of this Commitment Letter.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and the Fee and Exclusivity Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter and the Fee and Exclusivity Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions. It is agreed and understood that, except to the extent relevant to the tax treatment or tax structure of such transactions, the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter shall not be disclosed without the consent of such party (such consent not to be unreasonably withheld).

11.	Surviving Provisions.

The compensation, reimbursement, indemnification, confidentiality, jurisdiction, governing law and waiver of jury trial provisions contained herein and in the Fee and Exclusivity Letter and the provisions of Section 6 of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and (other than in the case of the syndication provisions) notwithstanding the termination of this Commitment Letter or the Lenders’ commitments hereunder; provided that your obligations under this Commitment Letter, other than those relating to confidentiality and compensation (which shall remain in full force and effect), shall, to the extent covered by the Term Loan Documentation, automatically terminate and be superseded by the applicable provisions contained in the Term Loan Documentation.

12.	PATRIOT Act Notification.

Pharmakon hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Agent and each of the Lenders is required to obtain, verify and record information that identifies you and each Guarantor, which information includes the name, address, tax identification number and other information (including, for the avoidance of doubt, a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”)) regarding you and each Guarantor that will allow the Agent or such Lender to identify you and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Agent and each of the Lenders. You hereby acknowledge and agree that the Agent shall be permitted to share any or all such information with the Lenders.

13.	Termination.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee and Exclusivity Letter by returning to Pharmakon, executed counterparts hereof and of the Fee and Exclusivity Letter not later than 11:59 p.m., New York City time, on February 14, 2022. The Lenders’ commitments hereunder will expire at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to Pharmakon this Commitment Letter and the Fee and Exclusivity Letter, this Commitment Letter and each of the Lenders’ commitments hereunder shall automatically terminate without further action or notice and without further obligation to you (unless Pharmakon shall, in its discretion, agree to an extension in writing) upon the earliest of (x) 11:59 p.m., New York City time, on the date that is five (5) Business Days (as defined in the Acquisition Agreement) after the End Date (as defined in the Acquisition Agreement), (y) the termination of the Acquisition Agreement in accordance with its terms without the consummation of the Acquisition and (z) the consummation of the Acquisition with or without the funding of the Term Loan Facility.

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Term Loan Facility.

Very truly yours,

PHARMAKON ADVISORS, LP

By:	/s/ Pedro Gonzalez de Cosio
	Name:	Pedro Gonzalez de Cosio
	Title:	Chief Executive Officer

[Signature Page to Commitment Letter]

Accepted and agreed to
as of the date first
above written:

COLLEGIUM PHARMACEUTICAL, INC.

By:	/s/ Joseph Ciaffoni
	Name:	Joseph Ciaffoni
	Title:	President and Chief Executive Officer

[Signature Page to Commitment Letter]

Exhibit A

$650 Million Senior Secured Term Loan Facility
Summary of Principal Terms and Conditions

Set forth below is a summary of the principal terms for the Term Loan Facility. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) (including the Annex hereto) or in Exhibit B attached thereto.

Borrower:	Collegium Pharmaceutical, Inc., a Virginia corporation (the “Borrower”).

Transactions:	The Borrower, intends to acquire (the “Acquisition”) BioDelivery Sciences International, Inc. (the “Acquired Business”) pursuant to the Acquisition Agreement. The Borrower also intends to obtain financing in the form of senior secured term loans from BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, investment funds managed by Pharmakon Advisors, LP, in an aggregate principal amount equal to up to $650 million. The Borrower intends to use the proceeds of the Term Loan Facility, together with cash on hand, (a) to fund the Acquisition and (b) to pay certain fees and expenses in connection with the Acquisition. In connection with the foregoing transactions, the Borrower intends to repay in full all indebtedness outstanding under that certain Loan Agreement by and among the Borrower, the guarantors from time to time party thereto, the Lenders and BioPharma Credit PLC, as collateral agent, dated as of February 6, 2020, as amended by that certain First Amendment to Loan Agreement, dated as of February 24, 2020, and that certain Second Amendment to Loan Agreement, dated as of May 27, 2020 (collectively, the “Existing Loan Agreement”) and pay any and all associated costs and expenses incurred under the Loan Documents (as such term is defined in the Loan Agreement), other than any amounts payable in connection with such prepayment pursuant to Section 2.2(f) of the Loan Agreement (the “Repayment”). The transactions described in this paragraph are collectively referred to herein as the “Transactions”.

Guarantors:	All obligations of the Borrower under the Term Loan Facility will be unconditionally guaranteed (the “Guarantees”) by each existing and subsequently acquired or organized, directly or indirect, material subsidiary of the Borrower (the “Guarantors”), including, without limitation, each of the subsidiaries of the Borrower which are guarantors under the Existing Loan Agreement.

Collateral Agent:	BioPharma Credit, PLC (in its capacity as collateral agent, but not as a payment agent, the “Agent”).

Lenders:	BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, investment funds managed by Pharmakon Advisors, LP (each, a “Lender” and, collectively, the “Lenders”). Each Lender will be responsible to fund 50.0% of the aggregate principal amount of the Loans (such percentage, the “Applicable Percentage”).

Amount of Facility:	Senior secured term loans (the “Loans”) in an aggregate principal amount of up to $650 million (the “Term Loan Facility”).

Security/Ranking:	The Term Loan Facility and the Guarantees will be secured by a valid and perfected first priority lien on substantially all of the owned assets of the Borrower and each Guarantor, whether owned on the Closing Date or thereafter acquired (collectively, the “Collateral”), including, but not limited to: (a) all the material equity interests and debt held by the Borrower or any Guarantor, (b) substantially all owned tangible and intangible assets of the Borrower and each Guarantor (to the extent that the lien on such assets can be perfected through the filing of a financing statement or through entering into a deposit account control agreement and certain other customary exceptions) including, but not limited to, inventory, accounts receivable, equipment, general intangibles, intercompany debt, chattel paper, licenses, permits, intellectual property, documents, instruments, indemnification rights, tax refunds, commercial tort claims, letter of credit rights, hedge agreements, investment property, deposit and securities accounts, wherever located, (c) material owned real property and related fixtures, and (d) all proceeds and products of the foregoing. Notwithstanding the foregoing, the following assets will be excluded from Collateral: (i) all leasehold interests, (ii) all motor vehicles and other assets subject to certificates of title, (iii) any immaterial fee-owned real property and letter of credit rights, (iv) all contracts, licenses and permits to the extent the grant of a security interest therein is prohibited by contract or law, (v) upon the Borrower’s request, any assets with respect to which the Lender reasonably determines that the costs of obtaining are excessive in relation to the value of the security to be afforded thereby to the Lender, (vi) certain deposit accounts, including any zero balance accounts, fiduciary accounts, and any account used for payroll, and (vii) certain other assets which are encumbered by certain permitted liens or are customarily excluded.

Availability:	One drawing to be made under the Term Loan Facility on the Closing Date.

Additional Consideration /Expenses:

1.00% of the aggregate principal amount of the Loans, to be paid by the Borrower on the Closing Date.

The Borrower shall pay or reimburse the Lenders and the Agent for: (a) all reasonable and documented costs and expenses incurred in connection with the preparation, negotiation, execution and delivery of the Term Loan Documentation, including the reasonable and documented fees and disbursements of legal counsel and filing and recording fees and expenses; (b) all its documented costs and expenses incurred in connection with any amendment, supplement or modification to, the Term Loan Documentation; and (c) all its documented costs and expenses incurred in connection with the enforcement or preservation of any rights under the Term Loan Documentation, including the reasonable and documented fees and disbursements of legal counsel.

Purpose/Use of Proceeds:	The proceeds of the Term Loan Facility, together with cash on hand, will be used to fund the Transactions.

Maturity Date:	The Loans shall be repaid in full on the date that is 48 months after the Closing Date (the “Maturity Date”).

Amortization:

The Borrower will make quarterly payments of principal of the Loans commencing on the first payment date following the Closing Date and continuing on each subsequent payment date, in an amount equal to (a) $25,000,000.01 in each of the first four quarters following the Closing Date, and (b) $45,833,333.33 in each of the remaining 12 quarters thereafter.

Interest Rate:	All amounts outstanding under the Term Loan Facility will bear interest at the LIBOR Rate LIBOR plus 7.50% per annum (the “Interest Rate”).

As used herein, the term “LIBOR Rate” means the rate per annum equal to USD LIBOR as published on the applicable Bloomberg LIBOR page administered by the ICE Benchmark Administration for Dollars for a period equal in length to three (3) months, and otherwise will have the meaning as is customary and appropriate for term loan financings subject only to a LIBOR Rate “floor” of 1.20%; provided that the Term Loan Documentation (as defined below) will contain customary “hardwired” LIBOR replacement provisions.

After the occurrence and during the continuance of any payment or bankruptcy event of default, upon notice from the Agent (whether or not at the direction of the Requisite Lenders (as defined below)), interest on overdue amounts will accrue at a rate equal to the rate then applicable thereto plus an additional 3.00% per annum. Such interest will be payable on demand.

Interest Payments:	Except as set forth below, interest will be payable quarterly in arrears and computed on the basis of actual days elapsed in a 360-day year.

Voluntary Prepayments:	Voluntary prepayment of the borrowings under the Term Loan Facility will be permitted at any time in an amount equal to all, but not less than all, principal amounts outstanding. Voluntary Prepayment must be accompanied by payments of accrued and unpaid interest through the repayment date and any applicable Make-whole Premium and Prepayment Premium.

Mandatory Prepayment:	The Term Loan Facility will be subject to prepayment upon the occurrence of a “Change of Control” (to be defined in a customary manner for Pharmakon facilities to include mergers or consolidations, as a result of which the stockholders of the Company cease to beneficially own a majority of voting stock of the Company, or the sale of all or substantially all consolidated assets) at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest through the repayment date and any applicable Make-whole Premium and Prepayment Premium.

Prepayment Premium:	In connection with any prepayment or maturity of the Loans under the Term Loan Facility prior to the second anniversary of the Closing Date, the Borrower will pay a prepayment premium of 2.00% of the principal amount of the Term Loan Facility prepaid. In connection with any prepayment of the Loans under the Term Loan Facility after the second anniversary of the Closing Date but prior to the fourth anniversary of the Closing Date, the Borrower will pay a prepayment premium of 1.00% of the principal amount of the Term Loan Facility prepaid.

Make-whole Premium:	In connection with any prepayment or maturity of the Loans under the Term Loan Facility prior to the second year anniversary of the Closing Date, the Borrower will pay a make-whole premium in an amount equal to foregone interest through the second year anniversary of the Closing Date.

Documentation:	The definitive financing documentation for the Term Loan Facility (the “Term Loan Documentation”) shall contain the terms set forth in the Commitment Letter and this Term Sheet and shall otherwise be negotiated in good faith within a reasonable time period to be determined based on the expected Closing Date and substantially consistent with the Existing Loan Agreement (and the other Loan Documents (as such term is defined in the Existing Loan Agreement), as applicable), as modified (i) to accommodate the structure of the Transactions, (ii) to reflect no financial covenants and no limitations on the acquisition or in-licensing of assets, (iii) to take into account the assets, properties, products and operations of the Borrower and its subsidiaries (after giving effect to the Acquisition) in the representations, warranties and covenants, (iv) to reflect changes in law, applicable regulations or accounting standards and (v) to include “hardwired” LIBOR replacement provisions. The principles, modifications and requirements of the immediately preceding sentence are referred to collectively as the “Term Loan Documentation Principles”. Notwithstanding the foregoing, the only conditions to the availability of the Term Loan Facility on the Closing Date shall be those set forth in clauses (a) – (c) of the first paragraph of Section 4 in the Commitment Letter. Notwithstanding any of the foregoing, the Term Loan Documentation shall contain only those representations and warranties, events of default and covenants as set forth in this Term Sheet.

Representations and Warranties:	The Term Loan Documentation will contain representations and warranties consistent with the Term Loan Documentation Principles and otherwise customary for term loan financings of this kind, including with respect to exceptions and qualifications, subject to thresholds to be agreed upon and in any event that are no less favorable to the Borrower, taken as a whole, than the representations and warranties set forth in the Existing Loan Agreement, including but not limited to: organization, existence and power; authorization; execution and delivery; enforceability; no conflict with charter documents or applicable law; litigation and adverse proceedings; Federal Reserve Margin regulations; OFAC, FCPA, Patriot Act and other similar money laundering or anti-terrorism laws; compliance with health care and data protection laws, the Investment Company Act; solvency of the Borrower and its subsidiaries (on a consolidated basis); no senior indebtedness; and validity, priority and perfection of security interests in the Collateral.

Affirmative Covenants:	The Term Loan Documentation will contain affirmative covenants (but no financial covenants or limitations on the acquisition or in-licensing of assets) by the Borrower (with respect to the Borrower and its subsidiaries) as are usual and customary for term loan financings of this kind and consistent with the Term Loan Documentation Principles, including but not limited to: maintenance of corporate existence and rights; delivery of consolidated financial statements (accompanied, in the case of annual financial statements, by an audit opinion from nationally recognized auditors that is not subject to any qualification as to “going concern” or the scope of such audit) and other information of the Borrower; delivery of notices of default, material litigation, ERISA events and material adverse change; maintenance of properties in good working order; maintenance of books and records; maintenance of customary insurance; compliance with laws; inspection of books and properties; environmental; additional guarantors; additional material real estate assets; newly-formed or acquired material domestic subsidiaries; use of proceeds; and payment of taxes.

Negative Covenants	The Term Loan Documentation will contain negative covenants (but no financial covenants or limitations on the acquisition or in-licensing of assets) by the Borrower (with respect to the Borrower and its subsidiaries) as are usual and customary for term loan financings of this kind and consistent with the Term Loan Documentation Principles, subject to thresholds to be agreed upon (where applicable), including (but not limited) with respect to: limitations on restricted payments, limitations on other indebtedness, limitations on liens and limitations on the sale or other disposition of material assets.

Events of Default:

The Term Loan Documentation will include events of default as are usual and customary for term loan financings of this kind, subject to grace periods and materiality qualifiers in accordance with the Term Loan Documentation Principles, including but not limited to: nonpayment of principal, interest or other amounts; material adverse effect; violation or breach of covenants or agreements in the Term Loan Documentation; breach of or inaccuracy in, in any material respect (or in all respects where qualified by materiality) of representations or warranties in the Term Loan Documentation; cross default and cross acceleration; bankruptcy and similar events; material judgments or orders; ERISA events; actual or asserted invalidity of guarantees or security documents in each case representing a material portion of the Guarantees; material adverse effect; and change of control.

In the event any Event of Default occurs and is continuing, the Loans under the Term Loan Facility (with accrued interest thereon) and all other amounts owing under the Term Loan Facility will become due and payable, including, without limitation, any applicable Make-whole Premium and Prepayment Premium.

Conditions to Borrowing on the Closing Date:	The availability of the initial borrowings under the Term Loan Facility on the Closing Date will be subject only to the conditions set forth in clauses (a) – (c) of the first paragraph of Section 4 in the Commitment Letter and no other conditions.

Assignments and Participations:	Each of the Lenders will be permitted to assign any or all of its rights and obligations with respect to the Loans under the Term Loan Facility to third parties (other than a competitor of the Borrower, except when an Event of Default has occurred and is continuing) and will be permitted to grant or sell participations in any such rights or obligations to third parties (other than a competitor of the Borrower except when an Event of Default has occurred and is continuing), in each case, without the consent of the Borrower.

Requisite Lenders:	Amendments and waivers will require the approval of Lenders representing more than 50% of the sum of the then-outstanding principal amount of the Loans under the Term Loan Facility (“Requisite Lenders”).

Indemnity:	The Term Loan Documentation will provide customary and appropriate provisions relating to indemnity and related matters.

Governing Law and Jurisdiction:	The State of New York. The Term Loan Documentation will provide that the Borrower and the Guarantors will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York located in the Borough of Manhattan, the City of New York and will waive any right to trial by jury.

Counsel to the Lenders and Agent:	Akin Gump Strauss Hauer & Feld LLP

Exhibit B

$650 Million Senior Secured Term Loan Facility
Summary of Additional Conditions Precedent1

The availability of and borrowings under the Term Loan Facility shall be subject to the following additional conditions precedent:

1.	The Acquisition shall be consummated substantially concurrently with the funding of the Term Loan Facility in accordance in all material respects with the Acquisition Agreement without waivers or amendments thereof that are materially adverse when taken as a whole to the interests of the Lenders unless consented to by the Lenders (such consent not to be unreasonably withheld, delayed or conditioned); it being understood that (a) no reduction in the purchase price shall be deemed to be materially adverse to the interests of the Lenders if such reduction is applied to reduce the commitments under Term Loan Facility on a dollar-for-dollar basis, (b) no increase in the purchase price shall be deemed to be materially adverse to the interests of the Lenders if such increase is funded solely with cash common equity and (c) any change to the definition of Material Adverse Effect (as defined in the Acquisition Agreement) shall be deemed materially adverse to the interests of the Lenders and shall require the consent of the Lenders (such consent not to be unreasonably withheld, delayed or conditioned).

2.	The Agent and each of the Lenders shall have received (a) audited consolidated balance sheets of the Acquired Business for each of the three most recent fiscal years ending at least 90 days prior to the Closing Date and the related audited consolidated statements of income, cash flows and stockholders’ equity of the Acquired Business for such fiscal year, (b) unaudited consolidated balance sheets of the Acquired Business for each fiscal quarter ending after the date of the most recent balance sheets delivered pursuant to clause (a) (other than the fourth fiscal quarter of any fiscal year) and at least 45 days prior to the Closing Date and the related unaudited consolidated statements of income and cash flows of the Acquired Business for the portion of the fiscal year then ended. Pharmakon hereby acknowledges receipt by the Agent and each of the Lenders of the financial statements for the fiscal years ended December 31, 2020 and 2019 and the quarters ended March 31, June 30 and September 30, 2021.

3.	Subject in all respects to the Limited Conditionality Provisions, the Borrower and each of the Guarantors shall have executed (where applicable) and delivered to the Agent and each of the Lenders (a) the Term Loan Documentation, which shall contain the terms set forth in the Commitment Letter and the Term Sheet, (b) a borrowing notice, legal opinions, corporate documents and officers’ certificates, including a customary certificate from the chief financial officer of the Borrower as to solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions (which certificate shall be in the form attached hereto as Exhibit C), and (c) good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Borrower and such Guarantors, in each case customary for term loan financings of the type described herein.

1 All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this Exhibit B is attached, including Exhibit A thereto.

4.	The Agent and each of the Lenders shall have received, at least three business days prior to the Closing Date, all documentation and other information related to the Borrower required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation, in each case to the extent reasonably requested by the Agent from the Borrower in writing at least 10 business days prior to the Closing Date.

5.	All commitment fees due and required to be paid prior to the Closing Date to each of the Lenders pursuant to the Commitment Letter and the Fee and Exclusivity Letter shall, prior to the initial borrowing under the Term Loan Facility, have been paid in accordance with the terms thereof, and all ticking fees due and required to be paid on the Closing Date to each of the Lenders pursuant to the Commitment Letter and the Fee and Exclusivity Letter shall, upon the initial borrowing under the Term Loan Facility, have been paid.

6.	All additional consideration due and required to be paid on the Closing Date to each of the Lenders pursuant to the Commitment Letter and the Fee and Exclusivity Letter shall, upon the initial borrowing under the Term Loan Facility, shall have been paid on the Closing Date by offset against the proceeds of the Loans under the Term Loan Facility, and all reasonable and documented out-of-pocket fees, costs and expenses (including, without limitation, all fees, costs and expenses of Akin Gump Strauss Hauer & Feld LLP, legal counsel to the Lenders (plus any necessary local counsel)) incurred by each of the Lenders and to be paid or reimbursed on the Closing Date pursuant to the Commitment Letter and the Fee and Exclusivity Letter that have been invoiced at least three business days prior to the Closing Date shall have been paid on the Closing Date by offset against the proceeds of the Loans under the Term Loan Facility.

7.	The Specified Representations and the Acquisition Agreement Representations shall be true and correct in all material respects or, if qualified by materiality or material adverse effect, in all respects.

8.	Substantially concurrent with the initial funding of the Term Loan Facility on the Closing Date: (a) all existing indebtedness for borrowed money of the Acquired Business outstanding on the Closing Date under that certain Loan Agreement, dated as of May 23, 2019, by and among BioDelivery Sciences International, Inc., BPCR Limited Partnership, as lender, and the other parties from time to time party thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), will be repaid in full, and all commitments to lend and any and all guarantees and security interests (if any) in connection therewith shall be terminated and/or released; and (b) all existing indebtedness for borrowed money of the Company outstanding on the Closing Date under the Existing Loan Agreement, will be repaid in full, and all commitments to lend and any and all guarantees and security interests (if any) in connection therewith shall be terminated and/or released.

B-2

Exhibit C

FORM OF SOLVENCY CERTIFICATE

[DATE]

This Solvency Certificate is being executed and delivered pursuant to Section [●] of the Loan Agreement, dated as of the date hereof (the “Loan Agreement”), by and among Collegium Pharmaceutical, Inc., a Virginia corporation (the “Borrower”), the lenders party thereto and BioPharma Credit PLC, as collateral agent. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Loan Agreement.

I am the duly qualified and acting Chief Financial Officer of the Borrower, and in such capacity and not in an individual capacity, I certify as follows:

As of the date hereof, immediately after the consummation of the Transactions, (i) the fair value of the assets of the Borrower and its Subsidiaries on a consolidated basis will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its Subsidiaries on a consolidated basis, respectively; (ii) the present fair saleable value of the property of the Borrower and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis, respectively, on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted after the date hereof.